UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the period ended April 28, 2022

Commission File Number 000-51151

NEXTSOURCE MATERIALS INC.
(Translation of registrant’s name into English)

1940-130 King Street West Toronto, Ontario, Canada M5X 2A2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXHIBITS

99.1	Press Release dated April 28, 2022: NextSource Materials Announces Initiation of Civil Works and Shipment of Buildings to the Molo Graphite Mine Site in Madagascar and Filing of Updated PEA

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   April 28, 2022

NEXTSOURCE MATERIALS INC.

/s/ Marc Johnson
Marc Johnson Chief Financial Officer

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